UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CALIFORNIA PIZZA KITCHEN, INC.

(Name of Subject Company (Issuer))

CPK MERGER SUB INC.

CPK HOLDINGS INC.

(Name of Filing Persons (Offeror))

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Joshua Olshansky

CPK Holdings Inc.

c/o Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Tel: (415) 983-2700

Fax: (415) 983-2828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$470,717,365	$54,651

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 24,616,701 shares of common stock, par value $0.01 per share, at $18.50 per share. The transaction value also includes the aggregate offer price for 827,481 shares issuable pursuant to the cashless net exercise at the offer price of outstanding options with an exercise price less than $18.50 per share, which is calculated by multiplying the number of shares issuable pursuant to the cashless net exercise at the offer price of such outstanding options by $18.50. The share numbers have been provided to the Offerors by the Issuer and are as of May 31, 2011 (and include shares issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011).
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,651	Filing Party:	CPK Holdings Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by CPK Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of CPK Parent Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.01 per share (“Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (“CPK”), at a price of $18.50 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 8, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The following paragraph is inserted (i) immediately following the third paragraph on the cover page of the Offer to Purchase, (ii) immediately following the second paragraph under the question “If you do not consummate the Offer, will you nevertheless consummate the Merger?” on page 6 of the Offer to Purchase, (iii) immediately following the second paragraph of Section 1 - “Terms of the Offer” on page 11 of the Offer to Purchase, (iv) immediately following the first paragraph under the subsection entitled “Terms and Conditions of the Offer” of Section 11 - “The Merger Agreement; Other Agreements” on page 29 of the Offer to Purchase, (v) immediately following the third paragraph under the subsection entitled “Purpose of the Offer” of Section 12 - “Purpose of the Offer; Plans for CPK” on page 47 of the Offer to Purchase and (vi) immediately following the last paragraph of Section 15 - “Conditions of the Offer” on page 51 of the Offer to Purchase:

Based on information provided to Purchaser by CPK, as of May 31, 2011, there were 24,616,701 Shares outstanding (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) and 827,481 Shares issuable pursuant to the cashless net exercise of outstanding stock options at the Offer Price. Assuming no additional Shares or stock options are issued after May 31, 2011 and assuming no outstanding stock options are exercised other than stock option exercises on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements, the aggregate number of Shares that Purchaser must acquire in the Offer and pursuant to the Support Agreements in order to satisfy the Minimum Tender Condition equals approximately 70% of (i) the outstanding Shares as of May 31, 2011 (including Shares issuable to holders of stock options from which CPK or its representatives have received notices of exercise as of May 31, 2011) plus (ii) the number of shares issued pursuant to the exercise of stock options on a cashless net exercise basis at the Offer Price pursuant to the Support Agreements.

(2) The following paragraph is inserted (i) immediately following the third paragraph under the question “Can the Offer be extended and under what circumstances can or will the Offer be extended?” on page 5 of the Offer to purchase, (ii) immediately following the second paragraph under the question “If you do not consummate the Offer, will you nevertheless consummate the Merger?” on page 6 of the Offer to Purchase (iii) immediately following the third paragraph of Section 1 - “Terms of the Offer” on page 11 of the Offer to Purchase, (iv) immediately following the second paragraph under the subsection entitled “Extensions of the Offer” of Section 11 - “The Merger Agreement; Other Agreements” on page 30 of the Offer to Purchase, and (v) immediately following the first paragraph under the subsection entitled “Obligations with Respect to the Proxy Statement” of Section 11 – “The Merger Agreement; Other Agreements” on page 40 of the Offer to Purchase:

Notwithstanding the rights that Purchaser, Parent or CPK may have to demand or cause CPK to mail a definitive proxy statement at a particular point in time, no definitive proxy statement will be mailed at any time during the pendency of the Offer.

(3) The paragraph under the subsection entitled “Determination of Validity” of Section 3 – “Procedures for Accepting the Offer and Tendering Shares” on page 15 of the Offer to Purchase is amended and restated as follows:

All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the reasonable satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

(4) The last paragraph of Section 4 – “Withdrawal Rights” on page 17 of the Offer to Purchase is amended and restated as follows:

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s determinations regarding the form and validity (including time of receipt) of any notice of withdrawal, and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

(5) The following paragraph is inserted immediately following the third paragraph under the subsection entitled “Background of the Offer” of Section 10 – “Background of the Offer; Past Contacts or Negotiations with CPK” on page 26 of the Offer to Purchase:

In the past two years, Moelis provided investment banking and other services, including as co-manager in capital markets transactions and as financial advisor, to Golden Gate Capital and certain of its majority-owned portfolio companies, and in each case received compensation for the rendering of such services. The aggregate fees Moelis received in connection with the rendering of such services were approximately twice the fees Moelis would earn in connection with the Offer and the Merger. Moelis may be currently providing or seeking to provide, and may in the future provide, investment banking and other services to Golden Gate Capital and its affiliates and may receive compensation for the rendering of such services. Moelis is not providing, and has not provided, investment banking services to Golden Gate Capital in connection with the transactions contemplated by the Merger Agreement.

(6) The eighteenth paragraph under the subsection entitled “Background of the Offer” of Section 10 – “Background of the Offer; Past Contacts or Negotiations with CPK” on page 28 of the Offer to Purchase is amended and restated as follows:

On May, 23, 2011, with the parties having reached agreement on the material terms of the merger agreement and the ancillary documents, Mr. Rosenfield and Mr. Flax had discussions with representatives of Golden Gate Capital regarding the potential post-merger role of Mr. Rosenfield and Mr. Flax with CPK. No specific terms or commitments regarding employment or compensation were discussed or agreed to, but Messrs. Rosenfield and Flax left such discussions with the understanding that their current employment contracts with CPK would be honored in present form, and expressed during the meeting their willingness to honor their contracts in their present form. Messrs. Rosenfield and Flax and representatives of Golden Gate Capital also indicated a mutual willingness for Messrs. Rosenfield and Flax to continue to serve the Company post-merger in one or more capacities, though no commitments were made with respect to any particular roles for Messrs. Rosenfield and Flax. Similarly, there were no discussions, agreements or understandings with respect to the period of time Messrs. Rosenfield and Flax would serve CPK in any particular capacity and no terms of compensation were discussed. During these conversations, Golden Gate Private Equity discussed its views on, and need for, management succession planning. Legal advisors to each of the special committee and GGC were also present for these discussions. Since May 23, 2011, no specific terms or commitments with respect to post-merger employment of Messrs. Rosenfield and Flax or any other members of CPK’s senior management have been negotiated or agreed to, in writing or otherwise.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2011

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

CPK HOLDINGS INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

By:	GGC Opportunity Fund Management, L.P., its general partner

	By:	GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/ David Dominik
Name:	David Dominik
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 8, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by CPK and Golden Gate Capital on May 25, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 25, 2011).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 8, 2011.*

(a)(5)	Class Action Complaint dated May 26, 2011 (Hilary Kramer v. Larry S. Flax, et al.)*

(a)(6)	Class Action Complaint dated May 26, 2011 (Lisa Palma v. California Pizza Kitchen, Inc., et al.)*

(a)(7)	Class Action Complaint dated May 27, 2011 (Mitchell Anderson v. California Pizza Kitchen, Inc., et al.)*

(a)(8)	Joint Press Release issued by CPK and Golden Gate Capital on June 8, 2011.*

(a)(9)	Class Action Complaint dated June 10, 2011 (Lane v. Larry S. Flax, et al.)*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2011, by and among CPK, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(2)	Confidentiality Agreement, dated as of April 19, 2010, between Golden Gate Private Equity, Inc. and CPK (incorporated by reference to Exhibit (e)(4) of the

Solicitation/Recommendation Statement on Schedule 14D-9 filed by CPK with the Securities and Exchange Commission on June 8, 2011).*

(d)(3)	Exclusivity Agreement, dated as of April 11, 2011, between Golden Gate Private Equity, Inc. and CPK.*

(d)(4)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 7, 2011, between Golden Gate Private Equity, Inc. and CPK.*

(d)(5)	Limited Guarantee, dated as of May 24, 2011, delivered by Golden Gate Capital Opportunity Fund, L.P. in favor of CPK.*

(d)(6)	Equity Commitment Letter, dated as of May 24, 2011, from Golden Gate Capital Opportunity Fund, L.P. to Parent.*

(d)(7)	Debt Commitment Letter, dated as of May 24, 2011, from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC to Purchaser.*

(d)(8)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Susan M. Collyns (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(9)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Larry S. Flax (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(10)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Sarah A. Goldsmith-Grover (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(11)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Richard L. Rosenfield (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(g)	None.

(h)	None.

*	Previously filed.